FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



     HSBC CONFIRMS NEGOTIATIONS WITH DAR ES SALAAM INVESTMENT BANK


HSBC confirms that it is in negotiations to take a majority stake in Dar Es Salaam Investment Bank of Iraq.

Completion of the transaction is subject to regulatory and other approvals.

HSBC has been conducting business in the Middle East since 1889 and, through its subsidiary HSBC Bank Middle East Limited, is now the largest international bank in the region with branches in Bahrain, Jordan, Kuwait, Lebanon, Oman, the Palestinian Autonomous Area, Qatar and the United Arab Emirates.

HSBC is committed to playing its part in the reconstruction of Iraq and to investing in the country over the long-term. In partnering with Dar Es Salaam Investment Bank, which has been operating successfully for more than five years, HSBC believes that it can create a leading personal and commercial banking service.

A further announcement will be made as and when appropriate.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc serves over 110 million customers worldwide and operates approximately 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date: 17 May, 2005